PROPOSED RESOLUTIONS

RESOLVED, that it is the determination of the Fund’s Board at this meeting, including a majority of its members who are non-interested Board members, that the joint insured fidelity bonds (collectively, the “Bond”) written by the following respective entities in the following amounts:

Name of Fidelity Insurer	Amount of Coverage
National Union Fire Insurance Company of Pittsburgh $25,000,000
Vigilant Insurance Company	$25,000,000
in excess of
$25,000,000
Great American Insurance Company*	$25,000,000
Fidelity & Deposit Company of Maryland*	$25,000,000
Continental Casualty Company*	$15,000,000
AXIS US Insurance Company*	$10,000,000

Total Coverage	$125,000,000
*Excess of $50 million as co-sureties

insuring the Fund and the other parties named as insured parties under the Bond for covered acts or omissions of their respective officers and Board members and the officers and employees of the Fund’s Investment Adviser, Distributor, Transfer Agent and/or Administrator, in accordance with the requirements of Rule 17g-1 promulgated by the Securities and Exchange Commission under Section 17(g) of the Investment Company Act of 1940, as amended, are reasonable in form and amount after having given due consideration to all relevant factors including, but not limited to, the value of the aggregate assets of the Fund to which any such covered person may have access, the type and terms of the arrangements made for the custody and safekeeping of such assets, the nature of the securities in the Fund’s portfolio, the number of other parties named as insured parties under the Bond, and the nature of the business activities of such other parties; and it is further

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[as applicable] RESOLVED, that the Fund’s Board, including a majority of the non-interested Board members, hereby approves the payment by the Fund of its pro-rata share, based on the assets of the respective covered funds, of the premium for coverage under the Bond, in the form and amount described above, having given due consideration to all relevant factors including, but not limited to, the number of other parties named as insured parties under the Bond, the nature of the business activities of such other parties, the amount of the Bond, the amount of the premium for the Bond, the ratable allocation of the premium among all the parties named as insureds, and the extent to which the share of the premium allocated to the Fund is less than the premium the Fund would have had to pay if it had provided and maintained a single insured bond; and it is further

RESOLVED, that each of the President, any Vice President, the Secretary and the Treasurer hereby is designated as the officer responsible for making all filings with the Securities and Exchange Commission and giving all notices on behalf of the Fund with respect to the Bond required by paragraph (g) of Rule 17g-1 promulgated by the Securities and Exchange Commission under the Investment Company Act of 1940, as amended; and it is further

RESOLVED, that the appropriate officers of the Fund be, and each hereby is, authorized to take the actions as may be required to amend the Bond to include in the coverage new funds advised, sub-advised or administered by The Dreyfus Corporation or its affiliates, as of the date each is declared effective by the Securities and Exchange Commission; and it is further

RESOLVED, that the Agreement Regarding Dreyfus Joint Insured Bond, in the form previously approved, shall remain in full force and effect; and it is further

RESOLVED, that it is the determination of the Fund’s Board at this meeting, including a majority of its members who are non-interested board members, that the Fund’s participation in directors and officers and errors and omissions liability insurance policies (collectively, the “Policy”) written by the following respective entities in the following amounts:

Amount of
Name of D&O/E&O Insurer	Coverage

American International	$10,000,000
Specialty Lines Insurance
Company

XL Specialty Insurance Company	$10,000,000
in excess of
$10,000,000

Zurich American Insurance Company	$10,000,000
in excess of
$20,000,000

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Twin City Fire Insurance Company	$10,000,000
in excess of
$30,000,000
Liberty Mutual Insurance Company	$ 5,000,000
in excess of
$40,000,000
U.S. Specialty Insurance Company	$ 5,000,000
in excess of
$45,000,000
Starr Excess Liability Insurance Company, Ltd.*	$10,000,000
Lexington Insurance Company*	$10,000,000
Zurich American Insurance Company*	$ 5,000,000
Arch Insurance Company**	$10,000,000
U.S. Specialty Insurance Company**	$ 5,000,000
Starr Excess Liability Insurance Company, Ltd.**	$ 5,000,000

Federal Insurance Company**	$ 5,000,000

Total Coverage	$100,000,000

*$25 million excess of $50 million as co-sureties
**$25 million excess of $75 million as co-sureties

insuring the Fund, other investment companies for which The Dreyfus Corporation or an affiliate serves as investment adviser, sub-investment adviser and/or administrator (the “Funds”), The Dreyfus Corporation, certain of its affiliates, and the Board Members and officers of such insureds, against insured liabilities and expenses (with certain exceptions) arising out of claims, actions or proceedings asserted or threatened against them in their respective capacities for the insureds, is in the best interest of the Fund; and it is further

[as applicable] RESOLVED, that the Board members, including a majority of the non-interested Board members, hereby find that the premium for the Policy to be allocated to the Fund is fair and reasonable based upon the proportionate share of the sum of the premiums that would have been paid if such insurance coverage were purchased separately by each of the insured parties; and it is further

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RESOLVED, that the appropriate officers of the Fund be, and each hereby is, authorized to take such actions as may be required to amend the Policy to include in the coverage new funds advised, sub-advised or administered by The Dreyfus Corporation or its affiliates, as of the date each is declared effective by the Securities and Exchange Commission; and it is further

RESOLVED, that the Fund, in conjunction with other Funds, purchase Independent Directors Liability Insurance (“IDL”), insuring the Board members of the Funds against certain liabilities and expenses written by the following respective entities as co-sureties in the following amounts:

Name of IDL Insurer	Amount of Coverage
St. Paul Fire & Marine	$15,000,000
Insurance Company
Arch Insurance Company	$ 5,000,000

XL Specialty Insurance Company	$ 5,000,000

Total Coverage	$25,000,000

and that the Fund pay its pro-rata share, based on the assets of the respective participating Funds, of the premium for coverage under the IDL; and it is further

RESOLVED, that the appropriate officers of the Fund be and each hereby is, authorized to make any and all payments and to do any and all other acts, in the name of the Fund and on its behalf, as they, or any of them, may determine to be necessary or desirable and proper in connection with or in furtherance of the foregoing resolutions.

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